UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Conversion of OSN Convertible Note

On October 14, 2025, OSN Streaming Limited (“OSN”), delivered a notice (the “Notice”) to Anghami Inc. (the “Company”), pursuant to the terms of the senior unsecured convertible notes (the “Notes”) held by OSN, notifying the Company of OSN’s intention to convert: (i) the entire principal amounts outstanding under the Notes in the aggregate amount of $55,000,000; and (ii) the capitalized PIK Interest and any accrued and not capitalized PIK Interest under the Notes as of December 15, 2025 (the “Conversion Date”), which is expected to be in the aggregate amount of approximately $4,404,313 (the “PIK Interest Amount”). The conversion of the Notes and the PIK Interest Amount shall be effected at the base conversion price of $25.00 per ordinary share (as such base conversion price was adjusted pursuant to the Notes following the Reverse Stock Split), resulting in the issue to OSN of a total of 2,376,171 Ordinary Shares on the Conversion Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.

Date: October 22, 2025	By:	/s/ Elias Habib
	Name:	Elias Habib
	Title:	Chief Executive Officer

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